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EVN Letter to Shareholders 1st Half-Year 2005/06

October 1, 2005 – March 31, 2006


The strategy
adds up.

Highlights 1st Half-Year 2005/06

+ **37.6% sales revenues** (EUR 1,179.8 m)
+ **11.4% EBITDA** (EUR 274.0 m)
+ **15.7% EBIT** (EUR 190.8 m)
+ **30.5% Period net result** (EUR 194.7 m)
+ **19.3% Cash flow from operations** (EUR 155.9 m)

- **Acquisition of majority shareholding in the Macedonian electricity distribution company ESM AD Elektrostopanstvo na Makedonija**
- **"Austrian Electricity Solution" about to be implemented**
- **Positive contributions from Bulgarian subsidiaries, due to full first time consolidation**
- **Significant improvement of the financial result due to positive development of EVN Group investments**
- **Enhanced value added**

Key figures EVN Group		2005/06 HY. 1	2004/05 HY. 1	Change %	2004/05	2003/04
Supply volumes to end customers						
Electricity	GWh	7,496	5,316	41.0	11,342	6,164
Gas	m m³	572	528	8.3	636	661
Heating	GWh	796	741	7.5	1,033	967
Income statement						
Sales revenues	EUR m	1,179.8	857.7	37.6	1,609.5	1,207.3
EBITDA	EUR m	274.0	246.0	11.4	335.2	297.6
EBITDA margin	%	23.2	28.7	–	20.8	24.6
Operating result (EBIT)	EUR m	190.8	165.0	15.7	131.0	114.6
EBIT margin	%	16.2	19.2	–	8.1	9.5
Result before tax	EUR m	272.2	195.8	39.0	186.2	135.9
Period net result	EUR m	194.7	149.2	30.5	144.4	117.4
Number of shares	Total	40,881,455	40,881,455	–	40,881,455	38,131,455
Earnings per share (EPS)	EUR	4.76	3.65	30.5	3.53	3.08
Balance sheet						
Balance sheet total	EUR m	5,594.0	4,151.4	34.7	4,739.6	3,732.0
Equity	EUR m	2,673.3	1,854.6	44.1	2,285.4	1,555.7
Equity ratio	%	47.8	44.7	–	48.2	41.7
Net debt	EUR m	938.8	701.1	33.9	673.8	429.3
Gearing	%	35.1	37.8	–	29.5	27.6
Cash flow and investments						
Cash flow from operations	EUR m	155.9	130.7	19.3	250.8	242.6
Investments in tangible and intangible assets	EUR m	309.2[1]	57.6	–	192.6	168.8
Net debt coverage (FFO)	%	19.4	22.3	–	44.5	67.0
Interest coverage (FFO)	x	7.0	6.1	–	6.1	6.4
Employees						
Number of employees	Average	6,495	6,688	–2.9	6,654	2,608
EBIT/employee	TEUR	29.4	24.7	19.1	19.7	43.9
Value added						
Capital employed	EUR m	4,287.1	3,195.2	34.2	3,645.0	2,896.4
Return on equity (ROE)	%	9.0	8.9	–	8.2	8.7
Return on capital employed (ROCE)	%	6.4	5.8	–	6.2	6.2
Return on net assets (RONA)	%	9.9	8.8	–	7.9	7.5

[1] Incl. purchase price of EUR 225.0 m for the acquisition of ESM AD Elektrostopanstvo na Makedonija



The strategy adds up

Dear shareholder!

The strategy pursued by the EVN Group continues to pay off. In part, this can be demonstrated by the extremely positive results generated in the 1st half-year 2005/06 by the company's business operations, which have been significantly expanded in the current and as well as in past financial years. Above and beyond our organic growth, the recent acquisition of Macedonia's national electricity distribution company has enabled the EVN Group to take a giant leap forward in growth terms. This move impressively underlines our success in consistently implementing our expansion-oriented strategy.

Ongoing sales revenues and earnings growth in the 1st half-year
Once again, the EVN Group achieved a significant, sometimes impressive, improvement in sales revenues and earnings. The basis for this positive development was primarily the increased sales volumes and revenues generated in all business segments, which more than compensated for the substantial burden caused by higher electricity and gas procurement prices, as well as the costs of additionally required CO_2-emission certificates. Furthermore, the Bulgarian subsidiaries acquired by EVN have made a considerable contribution to the Group result, which has been complemented by the dynamic expansion of our Environmental Services segment.

Acquisition of a major stake in the Macedonian electricity distributor
The most important development during the period under review is undoubtedly, once again, the far-reaching expansion of our Group, which was the direct result of our acquiring a major stake in the Macedonian national electricity distribution company ESM AD Elektrostopanstvo na Makedonija (ESM). Within the framework of an international tender, EVN won its bid to purchase a 90.0% shareholding in this company. The closing of the transaction took place on April 7, 2006. The purchase price amounts to EUR 225 m.

Significant expansion of business in South East Europe

Less than one and a half years following EVN's acquisition of a major shareholding in two Bulgarian electricity distribution companies, we took a decisive step forward in further expanding our stake in South East Europe's energy industry. This acquisition has propelled EVN into the top ranks of international investors in South East Europe. Moreover, we are now one of the leading energy supply companies in a region whose economic development is expected to gain even more momentum, as a consequence of Bulgaria's and Macedonia's plans to join the European Union. In the light of the major infrastructural challenges confronting the region, EVN's investments in Macedonia as well as in Bulgaria could potentially open up interesting perspectives above and beyond the electricity industry, namely in the fields of gas, heating, and especially in the drinking water, wastewater treatment and thermal waste incineration segments. For this reason, EVN is particularly interested in Macedonia's hydroelectric power generating potential.

ESM supplies energy to the entire Republic of Macedonia, which comprises an area of approximately 25,700 km², or roughly the size of Lower Austria. Around two million people live in the area covered by ESM, which serves approximately 700,000 customers. Annual electricity sales volumes amount to 4,300 GWh. The company has a good distribution infrastructure, due to the fact that a large percentage of the population lives in urban areas, including, for example, some 700,000 inhabitants in the capital city of Skopje alone. The company employs a work force of 3,500 people. As a consequence of the acquisition of the new subsidiary, the number of EVN's electricity customers has increased from 2.3 million to around 3.0 million, whereas annual electricity supply volumes have risen to approximately 18,000 GWh.

Integration process already underway

The integration of ESM in the EVN Group began immediately after the official closing of the transaction. In the process, EVN took advantage of the know-how gained in integrating the two Bulgarian subsidiaries. At the end of the 3rd quarter 2005/06 (as at June 30, 2006), the new subsidiary will be incorporated into the consolidated financial statements of EVN Group for the first time.

"Austrian Electricity Solution" about to be implemented

During the period under review, considerable progress was made in implementing the so-called "Austrian Electricity Solution". As reported several times in the past, this concept foresees a partial fusion of the main electricity supply companies in Eastern Austria, which would lead to extensive synergies as well as a strengthening of the competitiveness of all the participating companies. After an agreement was reached in principle with Verbund AG, the required approval of the cartel authority is expected before the summer of this year. The participants in the "Austrian Electricity Solution" are the three partner companies of EnergieAllianz (EVN, Wienstrom and BEWAG), as well as Verbund AG. Effective at the end of April 2006, the Upper Austrian partner firms Energie AG and Linz AG will no longer be members of EnergieAllianz. At the same time, the Province of Upper Austria bought back EVN's 9.33% shareholding in Energie AG, which EVN had acquired in the year 2002. According to the agreement, the purchase price amounted to EUR 178 m, and will be due in January 2007.

As a result, pending approval by the cartel authority, there should be no more obstacles preventing the implementation of the "Austrian Electricity Solution". The companies involved hope to achieve substantial strategic advantages, as well as ensuring the independent supply of Austrian hydroelectric power to distribution companies and customers.

Extensive activities in the field of alternative energy

The field of power generation from alternative energy sources continues to expand dynamically. For a fairly long time, EVN has attached great importance to using diversified sources of renewable energy as extensively as possible. EVN's focus is on increasing the volume of heating and electricity production from biomass, as well as on generating electricity from hydroelectric and wind-generated power plants. This will not only lead to considerable cost savings and reduce the use of conventional fossil fuels, but will also help to avoid corresponding CO_2-emissions.

Biomass, wind-generated power

In this regard, we have intensified our efforts to further expand our generating capacity in the field of renewable energy sources. Two biomass-fired, combined cycle heat and power plants in Mödling and Baden, Lower Austria will be completed soon, and are scheduled to commence operations at the end of May 2006. Each will boast an electrical power generating capacity of 5 MW and a thermal power plant production of 12 MW, thus comprising an important component of our diversified portfolio of energy sources.

Following the completion of the Japons Wind Park at the end of 2005, the North Gänserndorf Wind Park commenced operations in early 2006. At present, EVN operates five wind parks generating green electricity, with a total capacity of 53 MW. Other projects in the field of wind power include the new Kettlasbrunn and Obritzberg-Statzendorf wind parks, which will commence operations in the next few weeks, too.

Extensive activities in waste incineration and water projects

Expansion of thermal waste incineration in Dürnrohr

Our Environmental Services business has also been expanding dynamically. For example, in the field of waste incineration, we are about to expand our thermal waste incineration plant in Dürnrohr. This comes only two years after the official start-up of operations at the facility. The substantial increase in the volume of disposal waste can be attributed, last but not least, to the coming into effect of new legal regulations in Germany on settlement waste and waste depositing, which forbid the cross-border transport of waste. As a result, it is essential to develop new waste incineration capacity at the highest possible level of technical expertise. For this reason, the capacity of the facility in Dürnrohr is to be expanded from 120 MW annually at present to 210 MW by the year 2010. In this way, we will not only make a further important contribution to the environmentally compatible disposal of waste. The use of the energy contained in the waste by means of an integrated energy system set

up with the adjacent power plant will lead to additional primary energy savings, and consequently a reduction of CO_2-emissions. The project is currently preparing the materials required for the environmental risk assessment.

In the field of drinking water, our Lower Austrian subsidiary evn wasser succeeded in attracting new customers. The WTE Group, which has emerged to become a significant provider of wastewater treatment services in Central and Eastern Europe, is currently working intensively on three main projects: a municipal wastewater treatment plant for the city of Zagreb, Croatia; a wastewater treatment plant and drinking water facility for the city of Moscow, and the Windeck (Germany) wastewater treatment plant and water facility. In January 2006, a gala ceremony took place to inaugurate construction on a further large-scale Polish project in Stettin-Pomorzany.

Coal-fired power plant in Duisburg-Walsum

Favourable conditions

In the period under review, we made solid progress in preparing for the construction of a new coal-fired power plant with a gross generating capacity of 790 MW, which EVN and STEAG intend to jointly build in Duisburg, Germany. An important milestone is the signing of a contract with the facility suppliers. The general conditions are very favourable, both in terms of the project costs as well as the regulatory environment. The final decision to construct the new plant is expected during the current financial year. A key issue is the allocation of the required CO_2-emission certificates, which is not likely to be a problem for a power generating facility with a correspondingly high level of production efficiency. We are striving to start-up the plant in the year 2010, depending on the specific provisions contained in Germany's National Allocation Plan.

Outlook

EVN is expected to continue its very dynamic development, within the framework of a more favourable outlook in the overall economic environment. The major impetus for the optimistic future prospects is the first full-year consolidation of our Bulgarian subsidiaries, along with the high level of electricity generation in our own power stations and the further growth in the water, wastewater and waste incineration areas. Due to the solid results achieved in the 1st half-year 2005/06, as well as the positive development of all our business segments, we once again anticipate a substantial increase in sales revenues and earnings for the entire 2005/06 financial year. The basis for this growth will be the positive development of the operating result as well as the financial result, which will primarily be impacted by the contributions of the EVN Group investments which are not fully consolidated. The market entry into Macedonia's electricity industry signifies another important step in the implementation of our growth strategy, and will open up additional interesting perspectives in regards to our future business activities in South East Europe.

Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
May 2006

Business and energy sector environment

Various factors impacted the business development of the EVN Group in different ways during the 1st half of the 2005/06 financial year (October 1, 2005 – March 31, 2006):

- Temperatures still below last year's level.
- Additional increases in crude oil and natural gas prices.
- Continuation of the perceptible economic recovery commencing in 2005.

In terms of the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand, temperatures in the regions supplied by EVN were around 8.8% lower between October 2005 and March 2006 than in the comparative period of the previous year. This change tended to have a positive effect on EVN's sales volumes in the gas and heating segments.

Consistently high energy prices

The prices on the electricity market also continued to rise in recent months. This can be attributed to the corresponding broad-based rise in primary energy prices, as well as the increase in the prices for CO_2-emission certificates. The market prices also reflected the growing shortage of available power generating capacity in the face of growing demand.

On average, spot market prices on the European Energy Exchange EEX in March 2006, both for basic products and peak products, were 60% higher than comparable levels in January 2005. The price for CO_2-emission certificates reached a record level of more than EUR 30/t towards the middle of April 2006. The price for crude oil climbed by approximately 5.0% during the period October 1, 2005 to March 31, 2006.

In contrast, the natural gas price rose by about 5.9% in the period under review, due to the contractually stipulated time lag related to oil prices. In the light of the ongoing upward tendency of oil prices during the last six months, the cost of natural gas is expected to climb even further.

Conducive business environment

The overall global economic environment continues to be a dynamic one, whereas the Austrian economy is maintaining its upward trend. According to current estimates, Austrian economic growth is expected to reach a level of about 2.5% in 2006. The main reasons for this optimistic development are the favourable environment for export growth, and a gradual upturn in domestic demand following a five-year period of sluggish spending.

The latest forecasts for Bulgaria continue to be bullish, foreseeing an economic growth rate of around 5.5% for 2006 and 5% for the year 2007.

The Macedonian economy is currently in the midst of a far-reaching transformation process. GDP growth is anticipated to reach 4% in 2006, following a level of 3.8% achieved in 2005. An increase in industrial production was the primary growth driver last year.

Overall business development

The two Bulgarian companies in which EVN acquired a 67.0% holding – ERP Plovdiv and ERP Stara Zagora – have been fully incorporated in the consolidated financial statements of the EVN Group since January 2005, starting with the 2nd quarter of the 2004/05 financial year. This enlargement in the scope of consolidation has led to major changes in almost all items, due to the fact that the Bulgarian subsidiaries were only incorporated into the income statement for one quarter during the 1st half-year 2004/05.

Sales revenues/segment HY. 1 2005/06



1.4%
11.4%
87.2%
Energy
Environmental Services
Other Business

Significant rise in sales revenues

In the 1st half of 2005/06, total sales revenues of the EVN Group climbed to EUR 1,179.8 m, a rise of 37.6%, or EUR 322.1 m, above the previous year's level, surpassing the EUR 1 billion mark for the first time in any half-year period. The main reasons for this significant improvement in sales were the strong growth in EVN's energy business, in addition to the highly successful project business in the field of environmental services.

The item "Electricity purchases and primary energy expenses" posted a significant rise, climbing by 51.7%, or EUR 213.4 m, to EUR 626.5 m. This is primarily the result of the ongoing increase in market prices for electricity, a significant expansion of sales volumes, as well as the first-time consolidation of the two Bulgarian subsidiaries.

The cost of materials and services climbed by 63.3% to EUR 134.5 m, which was mainly due to the expansion of the project business.

Decline in workforce numbers due to restructuring success in Bulgaria

The average number of employees in the EVN Group declined by 2.9% compared to the 1st half-year 2004/05. On average, a total of 6,495 people were working for the EVN Group during the period under review, a reduction of 193 employees compared to the preceding year. This decline can be attributed to initial successes in restructuring the Bulgarian subsidiaries.

EVN's personnel expenses climbed by 14.5%, or EUR 15.5 m, to EUR 121.8 m. This was due to the fact that the two Bulgarian subsidiaries were only fully consolidated for one quarter of the 1st half-year 2004/05. In addition, considerable expenditures were required to implement the restructuring programme.

Operating result (EBIT)


200
175
150
125
100
75
50
25
EUR m
154.1
165.0
190.8
03/04 HY. 1
04/05 HY. 1
05/06 HY. 1

EBIT clearly surpasses previous year's level

The operating result (EBIT) of the EVN Group climbed by 15.7%, or EUR 25.8 m, to EUR 190.8 m in the 1st half-year 2005/06. The Energy segment accounted for EUR 170.4 m of the operating result, whereas the Environmental Services segment contributed EUR 22.0 m, and the Other Business segment EUR 1.6 m. The improvement in the Group operating result is partly based on the growth in environmental services, attributable to progress made on ongoing projects, along with higher revenues from the company's power plants. In addition, the higher operating result can also be attributed to the positive contributions made by the Bulgarian subsidiaries, which had not yet been incorporated into the income statement in the 1st quarter of the previous year.

Considerable improvement of financial result

During the period under review, the financial result of the EVN Group improved by EUR 50.6 m, to EUR 81.4 m. This was primarily due to the higher contributions of EVN Group investments, which rose by 98.5%, or EUR 44.6m, to EUR 89.9 m. In turn, this was the consequence of the significant rise in the dividend distributed by Verbundgesellschaft, together with a very satisfactory development of the companies consolidated at equity in the consolidated financial statements. Furthermore, the largely stable level of income reported as "Interest and other financial result" also had a positive effect.

The result before tax amounted to EUR 272.2 m, an increase of 39.0%. Due to the fact that this growth was primarily derived from the higher, tax-neutral contribution of EVN Group investments, the taxes on profit reached a level of EUR 48.5 m, a rise of only 8.2%. On balance, the result after tax totalled EUR 223.7 m, an increase of 48.2%, or EUR 72.7 m, above the level in the preceding financial year.

After taking account of minority interests (especially those in RAG Beteiligungs AG and the Bulgarian electricity supply companies), the period net result in the 1st half-year 2005/06 totalled EUR 194.7 m, a figure which was 30.5% higher than the previous year's level of EUR 149.2 m.

Income statement (IFRS)								
	2005/06	2004/05	Change		2005/06	2004/05	Change	
	HY. 1	HY. 1			Q. 2	Q. 2		
	EUR m	EUR m	EUR m	%	EUR m	EUR m	EUR m	%
Energy revenues	1,028.5	775.5	253.0	32.6	554.7	459.4	95.3	**20.8**
Environmental Services revenues	135.0	73.1	61.9	84.6	72.1	35.7	36.4	–
Other Business revenues	16.3	9.1	7.2	79.6	5.2	4.2	1.0	**24.9**
Sales revenues	**1,179.8**	**857.7**	**322.1**	**37.6**	**632.0**	**499.3**	**132.7**	**26.6**
Changes in inventories and work performed and capitalised and other operating income	16.9	23.0	–6.1	–26.3	5.3	2.6	2.7	–
Electricity purchases and primary energy expenses	–626.5	–413.1	–213.4	–51.7	–343.3	–253.6	–89.7	**–35.4**
Cost of materials and services	–134.5	–82.3	–52.2	–63.3	–66.0	–31.8	–34.2	–
Personnel expenses	–121.8	–106.4	–15.4	–14.5	–57.7	–55.3	–2.4	**–4.4**
Depreciation	–83.2	–81.0	–2.2	–2.7	–42.3	–47.9	5.6	**11.8**
Other operating expenses	–39.9	–32.8	–7.1	–21.7	–24.9	–21.8	–3.1	**–14.1**
Operating result (EBIT)	**190.8**	**165.0**	**25.8**	**15.7**	**103.1**	**91.5**	**11.6**	**12.7**
Result from associated companies at equity and other investments	89.9	45.3	44.6	98.5	59.0	26.9	32.1	–
Interest and other financial result	–8.5	–14.4	6.1	41.5	–2.1	–8.2	6.1	**74.5**
Financial result	**81.4**	**30.8**	**50.6**	–	**56.9**	**18.7**	**38.2**	–
Result before tax	**272.2**	**195.8**	**76.4**	**39.0**	**160.0**	**110.2**	**49.8**	**45.2**
Taxes on profit	–48.5	–44.8	–3.7	–8.2	–27.2	–21.4	–5.8	–
Result after tax	**223.7**	**151.0**	**72.7**	**48.2**	**132.8**	**88.7**	**44.1**	**49.6**
Thereof								
Minority interests	29.0	1.8	27.2	–	20.3	1.8	18.5	–
Period net result/share of EVN AG shareholders	**194.7**	**149.2**	**45.5**	**30.5**	**112.5**	**86.9**	**25.6**	**29.4**
	EUR	EUR	EUR	%	EUR	EUR	EUR	%
Earnings per share[1]	**4.76**	**3.65**	**1.11**	**30.5**	**2.75**	**2.13**	**0.62**	**29.4**

[1] Diluted equals undiluted earnings.

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
15.1
84.9
9.5
42.7
47.8
31.3.2006
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Balance sheet (IFRS)

	31.3.2006	30.9.2005	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	2,285.7	2,060.0	225.7	11.0
Associated companies at equity and other investments	2,013.2	1,659.3	353.8	21.3
Receivables from leasing	316.1	244.9	71.2	29.1
Other fixed assets	135.6	107.8	27.8	25.8
	4,750.6	**4,072.1**	**678.6**	**16.7**
Current assets				
Inventories	59.5	64.5	–5.0	–7.8
Receivables and other current assets	537.4	341.9	195.5	57.2
Cash and current deposits	246.5	261.1	–14.7	–5.6
	843.4	**667.5**	**175.8**	**26.3**
Total assets	**5,594.0**	**4,739.6**	**854.4**	**18.0**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	–	–
Capital reserves	309.4	309.4	–	–
Retained earnings	1,228.5	1,080.9	147.5	13.7
Revaluation reserve	7.1	7.1	–	–
Valuation reserve according to IAS 39	809.6	597.7	211.9	35.5
Currency translation differences	0.5	0.1	0.4	–
Minority interests	219.3	191.2	28.1	14.7
	2,673.3	**2,285.4**	**387.9**	**17.0**
Long-term liabilities				
Long-term debt	1,292.6	1,035.6	257.0	24.8
Deferred tax	378.9	295.2	83.7	28.4
Long-term provisions	405.6	387.4	18.2	4.7
Deferred income from customer payments for network construction	234.1	226.2	8.0	3.5
Other long-term liabilities	79.2	68.3	10.9	15.9
	2,390.4	**2,012.7**	**377.8**	**18.8**
Current liabilities				
Short-term loans	0.6	2.3	–1.7	–75.4
Taxes payable	117.0	72.8	44.3	60.8
Trade accounts payable	80.7	138.6	–57.8	–41.7
Current provisions	213.4	128.3	85.0	66.3
Other current liabilities	118.6	99.6	19.0	19.0
	530.2	**441.5**	**88.7**	**20.1**
Total equity and liabilities	**5,594.0**	**4,739.6**	**854.4**	**18.0**

Balance sheet surpasses EUR 5 billion for the first time

Significant increase in the balance sheet total

The balance sheet total of the EVN Group amounted to EUR 5,594.0 m during the 1st half-year 2005/06, an increase of 18.0%, or EUR 854.4 m, compared to the last balance sheet date (September 30, 2005). For the first time in the history of the EVN Group, the balance sheet total surpassed the level of EUR 5 billion. The main reasons were the acquisition of ESM, as well as the steady price gains posted by the Verbundgesellschaft share and the corresponding profit-neutral increase in value of EVN's shareholding in the company.

In comparison to the last balance sheet date, fixed assets climbed by 16.7%, or EUR 678.6 m, to EUR 4,750.6 m. The main reasons for this development were the purchase price paid to the Republic of Macedonia for the acquisition of ESM, along with the profit-neutral write-up of EVN's shareholding in Verbundgesellschaft.

Current assets rose by EUR 175.8 m to EUR 843.4 m, which was mainly due to the rise in receivables from the Energy segment at the balance sheet date, as well as the dividends distributed by Verbundgesellschaft, reported in the balance sheet as receivables as at March 31, 2006.

EVN concluded a loan to refinance the acquisition of a majority shareholding in the two Bulgarian electricity supply companies in the 2004/05 financial year, leading to an increase in long-term debt. Furthermore, a rise in deferred taxes, primarily due to the growth in value of EVN's shareholding in Verbundgesellschaft, contributed to the increase in total long-term liabilities by 18.8%, or EUR 377.8 m, to EUR 2,390.4 m.

In terms of current liabilities, there was an increase in current provisions amounting to EUR 85.0 m, which in turn was partly offset by a decline in the item "Trade accounts payable" by EUR 57.8 m. In conjunction with the higher level of taxes payable, which climbed by EUR 44.3 m, total current liabilities stood at EUR 530.2 m, which was 20.1%, or EUR 88.7 m, above the comparable figure in the preceding year.

Equity ratio at 47.8%

Despite the distribution of the dividend for the 2004/05 financial year, the solid period net result for the 1st half-year 2005/06 as well as the profit-neutral upward adjustment in value of EVN's investment in Verbundgesellschaft led to an increase in equity by 17.0%, to EUR 2,673.3 m. Accordingly, the equity ratio rose to 47.8% as at March 31, 2006. Net debt totalled EUR 938.8 m, corresponding to a gearing of 35.1%, which continues to be well under the energy sector average.

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Re-valuation reserve	Valuation reserve (IAS 39)	Currency translation differences	Minority interests	Total
Balance 30.9.2004	**99.1**	**309.4**	**965.3**	**–**	**159.5**	**–0.4**	**22.8**	**1,555.7**
Offsetting of negative goodwill[1]	–	–	10.1	–	–	–	–	10.1
Balance 1.10.2004	99.1	309.4	975.4	–	159.5	–0.4	22.8	1,565.8
Dividend 2003/04	–	–	–38.8	–	–	–	–0.9	–39.7
Group net result 2004/05	–	–	144.4	–	–	–	12.7	157.1
Profit-neutral changes to the value of financial instruments	–	–	–	–	438.2	–	–	438.2
Currency translation	–	–	–	–	–	0.5	–	0.5
Share acquisition of fully consolidated companies	–	–	–	–	–	–	–0.4	–0.4
Changes in the scope of consolidation	–	–	–	–	–	–	68.5	68.5
Business combinations achieved in stages	–	–	–	7.1	–	–	88.5	95.5
Balance 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
Dividend 2004/05	–	–	–47.0	–	–	–	–0.9	–47.9
HY. 1 2005/06 result after tax	–	–	194.7	–	–	–	29.0	223.7
Profit-neutral changes to the value of financial instruments	–	–	–	–	211.9	–	–	211.9
Currency translation	–	–	–	–	–	0.4	–	0.4
Other changes	–	–	–0.2	–	–	–	–	–0.2
Balance 31.3.2006	**99.1**	**309.4**	**1,228.5**	**7.1**	**809.6**	**0.5**	**219.3**	**2,673.3**

[1] The book value of the negative goodwill created before September 30, 2004 has been booked as retained earnings in accordance with IFRS 3.

Cash flow

Cash flow from the result up 19.3%

On the basis of the higher result before tax, the cash flow from the result achieved a level which was 13.8% higher in the 1st half-year 2005/06 than in the same period of the preceding year. This increase was primarily due to the significantly higher contributions – primarily on a non-cash basis – of the companies consolidated at equity, which in turn resulted in a decline in non-cash items which was lower than the increase in the result before tax (+39.0%).

After taking account of the change in working capital, the cash flow from operating activities rose to EUR 155.9 m, an increase of 19.3%, or EUR 25.2 m, above the previous year's level.

As a consequence of the acquisition of ESM and the increase in ongoing investments, the cash flow from investment activities, at EUR –383.7 m, showed a much higher outflow of funds than in the preceding year.

In spite of the higher dividend which was distributed for the 2004/05 financial year, the cash flow from financing activities amounted to EUR 212.9 m, significantly above the comparable level of the preceding year. This was the result of corporate borrowing, which increased EVN Group's long-term financial liabilities.

All in all, EVN posted a slightly negative cash flow for the 1st half-year 2005/06, amounting to EUR –14.9 m. This led to a decrease in cash and cash equivalents to EUR 67.5 m. In addition, a total of EUR 164.7 m were invested in short-term securities as at March 31, 2006, which, in accordance with IFRS, were not allocated to cash equivalents. Therefore, the liquidity situation of EVN continues to be very stable.

Cash flow statement (IFRS)

	2005/06	2004/05	Change	
	HY. 1	HY. 1		
	EUR m	EUR m	EUR m	%
Result before tax	272.2	195.8	76.4	39.0
Non-cash items	10.0	52.2	–42.2	–80.9
Cash flow from the result	282.2	248.0	34.2	13.8
Cash flow from operating activities	155.9	130.7	25.2	19.3
Cash flow from investment activities	–383.7	–79.3	–304.4	–
Cash flow from financing activities	212.9	–46.3	259.2	–
Total cash flow	–14.9	5.1	–20.0	–
Cash and cash equivalents at beginning of the period	82.4	64.8	17.6	27.2
Changes in the scope of consolidation	–	3.4	–3.4	–
Cash and cash equivalents at the end of the period	67.5	73.3	–5.8	–7.9

Investments in tangible and intangible assets

Considerably higher investments

As a consequence of the acquisition of ESM for a purchase price of EUR 225.0 m, the investments of the EVN Group amounted to EUR 309.2 m in the 1st half-year of 2005/06, which represents an increase of EUR 251.6 m compared to the same period in the previous year. Other ongoing investments also rose considerably in the 1st half-year 2005/06, climbing by EUR 26.6 m, to EUR 84.2 m.

Of the aforementioned investment volume, EUR 305.3 m were invested in the Energy segment, EUR 3.7 m in the Environmental Services segment and EUR 0.2 m in the Other Business segment.

Outlook

Due to the growth in all business segments, EVN once again anticipates a substantial increase in sales revenues and earnings for the entire 2005/06 financial year. The basis for this growth is a positive development of the operating result as well as the financial result, which will primarily be impacted by the contributions of the EVN Group investments which are not fully consolidated.

Regarding the individual business areas, perceptible increases in sales volumes for the Energy segment can be expected throughout the 2005/06 financial year, particularly as the result of the long-lasting, cold winter.

Electricity generation to exceed previous year's level

Electricity generation is likely to surpass last year's high levels, in the light of the record quantities generated in the course of this year, as well as the rise in wholesale prices. In the Energy Supply business unit, pressure on margins is expected to remain strong, due to the ongoing high level of electricity procurement and primary energy costs. However, EVN has succeeded, for the most part, in counteracting this development through upward adjustments in electricity and gas sales prices, so that this business unit is likely to match last year's performance. The easing up of wholesale prices as the consequence of lower costs for CO_2-emission certificates will not have much of an impact on this state of affairs.

Networks earnings expected to decline

In the Networks business unit, earnings are likely to decline despite higher distribution volumes, due to the reduction in network tariffs as prescribed by the regulator. Further growth can be expected from the South East Europe business segment. The first full-year consolidation of the Bulgarian subsidiaries and the initial consolidation of the newly-acquired Macedonian electricity distribution company should provide substantial impetus.

Positive contribution of Environmental Services segment

Due to progress being made in connection with ongoing and newly-acquired projects, the Environmental Services segment is expected to make a positive contribution to the development of the EVN Group.

The investments in tangible assets will be significantly higher than in the preceding year, due to the expansion of facilities in the field of renewable energies, as well as required investments in the network infrastructure in Austria and in Bulgaria.

Business segments

The new organisational structure of the EVN Group, which took effect at the beginning of the 2005/06 financial year, has also been reflected in the company's external reporting instruments since the 1st quarter 2005/06 (e.g. letters to shareholders and annual report). On the one hand, this new segment reporting is a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information about the course of business in the different business areas, and thus serves as the basis for a coherent interpretation of developments at EVN Group. Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services, and Other Business. Within the Energy segment, EVN operations have been subdivided into individual business units, which are oriented to the particular activities on the value added chain.

The Bulgaria business unit, which is a part of the Energy business segment, will encompass all energy-related activities of the Group in South East Europe, starting with the initial consolidation of ESM in the 3rd quarter of the 2005/06 financial year. For this reason, the Bulgaria business unit has been renamed "South East Europe business unit".

Energy segment

The Energy segment consists of the following business units: Generation, Networks, and Energy Supply, as well as South East Europe, which will be described in greater detail below.

Massive use of EVN's thermal power stations

The electricity market on the European continent continues to be characterised by an extremely high-price phase. In addition to broad-based rises in primary energy prices, it is important to note the major increase in prices for CO_2-emission certificates (at a record level of EUR 30/t, registered in the middle of April 2006). In the light of significantly higher wholesale prices for electricity, EVN massively increased the use of its own thermal power plants.

Key figures Energy segment[1)]

EUR m	2005/06 HY. 1	2004/05 HY. 1	Change EUR m	Change %
External sales revenues	1,028.5	775.5	253.0	32.6
Intra-Group revenues	4.8	1.1	3.7	–
Operating expenses	–790.0	–554.6	–235.4	–42.4
EBITDA	243.3	222.0	21.3	9.6
Depreciation	–72.9	–71.1	–1.8	–2.5
Operating result (EBIT)	170.4	150.8	19.6	13.0
EBIT margin (%)	16.5	19.4	–	–
Financial result	–1.5	–7.0	5.5	78.5
Result before tax	168.9	143.8	25.1	17.5

1) The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparative purposes, the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

This development led to a corresponding rise in electricity generation in EVN's coal and gas-fired stations during the period under review. At 2,655 GWh, this was the highest half-year level in EVN's history, surpassing the volume of 2,186 GWh achieved in the 1st half-year 2004/05 by 21.4%. Compared to last year, EVN also considerably boosted its overall electricity output (including hydroelectric and wind-generated power) by 17.0%, or 433 GWh, to a total of 2,982 GWh. Due to the low water supply levels and the relatively weak wind currents in the 1st half-year, electricity output in EVN's hydroelectric and wind-generated power stations was significantly below normal power generation capacity.

Key energy business indicators				
	2005/06	2004/05	Change	
	HY. 1	HY. 1	Nominal	%
Electricity production (GWh)	2,982	2,549	433	17.0
thereof thermal power	2,655	2,186	469	21.4
thereof renewable energy	327	363	–36	–9.9
Distribution volumes				
Electricity (GWh)	7,919	5,685	2,234	39.3
thereof Austria	3,890	3,696	194	5.3
thereof South East Europe	4,029	1,989	2,040	–
Gas (m m^3)	1,019	957	62	6.4
Supply volumes to end customers				
Electricity (GWh)	7,496	5,316	2,180	41.0
thereof Austria	3,468	3,327	141	4.2
thereof South East Europe	4,029	1,989	2,040	–
Gas (m m^3)[1)]	629	568	61	10.7
Heating (GWh)	796	741	55	7.5

[1)] Incl. gas wholesales amounting to 57 m m^3 (previous year: 40 m m^3)

Due to the increase in electricity sales in the EVN network in Austria, the distribution volumes for electricity rose by 5.3%, or 194 GWh, to 3,890 GWh during the 1st half-year 2005/06. As a consequence of the lower temperatures, distribution volumes for gas climbed by 6.4%, or 62 m m^3, to 1,019 m m^3.

Electricity sales volumes: +41.0%

Total electricity sales volumes of the EVN Group supplied to end customers increased by 41.0%, or 2,180 GWh, to 7,496 GWh. The main reason was the first-time consolidation of the two Bulgarian electricity supply companies, whose electricity sales volumes alone reached a level of 4,029 GWh. At the same time, the volume sold to end customers in Austria rose by 4.2% to 3,468 GWh.

Coverage ratio: 86.0%

As a result, the EVN Group supplied 39.8% of the electricity provided to end customers from its own power plants during the period under review. If one does not take into account the two Bulgarian electricity supply companies, this figure is much higher at 86.0%.

Gas sales volumes: +10.7%

In the 1st half-year 2005/06, gas sales volumes amounted to 629 m m^3, a rise of 10.7%, or 61 m m^3. On average, temperatures were 8.8% lower than in the comparatively warm 1st half-year 2004/05, a development which tended to have a positive effect on gas sales volumes. On this basis, gas supply volumes increased, both to end customers (+ 8.3%) as well as to wholesalers (+42.5%).

Heating sales volumes: +7.5%

The low temperatures, combined with the ongoing construction of new plants, led to an increase in EVN's heating sales volumes by 7.5%, or 55 GWh, to 796 GWh during the period under review.

Sales revenues: +32.6%

In the 1st half-year 2005/06, external sales revenues of the Energy segment rose by 32.6% compared to the previous year's total, or EUR 253.0 m, to EUR 1,028.5 m. This can be primarily attributed to the first-time consolidation of the two Bulgarian subsidiaries, as well as to the increases in sales volumes and prices in the power generation and supply businesses in Austria.

There was a considerable improvement in the earnings level of the Energy segment, which successfully coped with price pressures in energy procurement and supply, as well as the costs of the required restructuring measures in Bulgaria. EBITDA in the Energy segment rose by 9.6% to EUR 243.3 m in the 1st half-year 2005/06, which was mainly due to increased electricity production.

EBIT: +13.0%

EBIT climbed by 13.0% to EUR 170.4 m. This increase can be primarily attributed to higher electricity wholesale prices, as well as an improvement in the gas supply margin. The improved margin came about as a consequence of upward adjustments in gas sales prices, which were implemented as a means of compensating for higher energy procurement prices.

Generation business unit

The Generation business unit encompasses the electricity production of the EVN Group derived from thermal sources, hydroelectric power, wind and biomass. In this regard, this business unit consists of EVN's own thermal power stations in Dürnrohr, Theiß and Korneuburg, the sourcing of electricity from the Danube power stations of Melk, Greifenstein and Freudenau, along with the business activities of evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG, with its hydroelectric and wind-generated power plants.

Generation business unit				
EUR m	2005/06	2004/05	Change	
	HY. 1	HY. 1	EUR m	%
Sales revenues	166.7	115.2	51.5	44.7
Operating result (EBIT)	27.4	20.7	6.7	32.5
Result before tax	25.4	19.3	6.1	31.3

Sales revenues: +44.7%
EBIT: +32.5%

Considerable rise in generation sales revenues and operating result

The significant expansion of electricity generation in EVN's own power plants, which increased by 21.4%, as well as the higher market prices for electricity, led to a considerable rise in sales revenues for the Generation business unit by 44.7%, or EUR 51.5 m, to EUR 166.7 m. This increase clearly compensated for the expenditures required in connection with additionally needed CO_2-emission certificates. As a consequence, the operating result of this business unit reached a level of EUR 27.4 m, significantly higher than in the preceding year.

Investments

EVN's investments in the Generation business unit, amounting to EUR 27.5 m, focused on the construction of new wind parks located in Obritzberg-Statzendorf, Gänserndorf-Nord and Kettlasbrunn.

Networks business unit

The Networks business unit primarily encompasses the distribution of electricity and gas in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit primarily consists of the companies EVN Netz GmbH and Kabelsignal AG.

Networks business unit				
EUR m	2005/06	2004/05	Change	
	HY. 1	HY. 1	EUR m	%
Sales revenues	266.2	258.4	7.8	3.0
Operating result (EBIT)	90.1	94.3	–4.2	–4.5
Result before tax	84.0	90.8	–6.7	–7.4

Network price reductions for electricity and gas

New regulations for grid tariffs in Austria

Effective January 1, 2006, the Austrian regulatory authority lowered the network access tariffs once again for EVN's electricity networks, by an average of 2.5%. Effective November 1, 2005, the gas network tariffs in the EVN networks had already been lowered by an average of 7.0%.

Despite an increase in distribution volumes amounting to 5.3% for electricity and 6.4% for gas, network revenues declined by 4.9%, or a total of EUR 11.5 m, to EUR 223.9 m during the period under review, due to the reductions in network tariffs as prescribed by the regulator. For the first time, the 8.0% electricity tariff reductions, which took effect on April 1, 2005, had a clear-cut effect.

However, in the future, the newly-launched incentive regulatory system should ensure a state of legal stability and a certain level of continuity for EVN during the current regulatory period, which lasts until the year 2009. The core element of the new system is a national benchmarking for Austrian network operators, of which EVN ranks among the most efficient.

Sales revenues: +3.0%
EBIT: –4.5%

Higher cable TV and telecommunications sales revenues, combined with the invoicing of intra-Group services performed by EVN Netz GmbH, led to a total increase in sales revenues for the Networks business unit by EUR 7.8 m to EUR 266.2 m. However, the losses incurred as a result of the reductions in network tariffs prescribed by the regulator could not be compensated. As a consequence, EBIT declined by 4.5%, or EUR 4.2 m, to EUR 90.1 m.

Investments

EVN invested a total of EUR 31.2 m in its network infrastructure during the 1st half-year 2005/06. Investments focused on further enlarging and improving the existing electricity and gas distribution networks in Lower Austria. The main priority is to link up new wind generating power facilities (wind parks) and the highly populated areas surrounding the capital city of Vienna.

Energy Supply business unit

The Energy Supply business unit encompasses both the sourcing of electricity and gas as well as the sale of electricity and gas by EVN Energievertrieb GmbH & Co KG and heating by EVN AG.

Energy Supply business unit

EUR m	2005/06	2004/05	Change	
	HY. 1	HY. 1	EUR m	%
Sales revenues	482.2	304.4	177.8	58.4
Operating result (EBIT)	33.8	32.1	1.7	5,3
Result before tax	41.1	30.0	11.1	36.9

Sales revenues: +58.4%
EBIT: +5.3%

In the 1st half-year 2005/06, there was a significant increase in sales revenues in the Energy Supply business unit, which climbed by 58.4%, or EUR 177.8 m, to EUR 482.2 m. This growth was based on higher sales volumes, along with upward price adjustments carried out for electricity and natural gas. However, the increase in the EBIT of the Energy Supply business unit was much lower, rising by 5.3%, or EUR 1.7 m, to EUR 33.8 m. This was due to the strained situation in the market for procuring energy, characterised by high electricity wholesale prices and short-term requirements for sourcing energy as a consequence of the unexpectedly low temperatures.

Investments

In the 1st half-year 2005/06, EVN invested a total of EUR 10.8 m in the Energy Supply business unit. In large part, the investments focused on ongoing construction work for the two combined cycle heat and power plants in Baden and Mödling.

South East Europe business unit (previously: Bulgaria business unit)

The new South East Europe business unit, renamed from the previous Bulgaria business unit, so far comprised only the business operations in electricity supply and distribution of the two Bulgarian regional energy suppliers ERP Plovdiv and ERP Stara Zagora, of which EVN acquired a majority shareholding in January 2005. As of the 3rd quarter of the 2005/06 financial year, the newly-designated South East Europe business unit will also be expanded to encompass the activities of EVN Group's new Macedonian subsidiary.

South East Europe business unit[1]				
EUR m	2005/06	2004/05	Change	
	HY. 1	HY. 1	EUR m	%
Sales revenues	210.2	98.3	111.9	–
Operating result (EBIT)	19.1	3.7	15.4	–
Result before tax	18.5	3.7	14.8	–

1) The Bulgarian subsidiaries have been consolidated in the EVN financial statements as of January 2005.

Sales revenues: EUR 210.2 m
EBIT: EUR 19.1 m

The two Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, which were first included in the consolidated financial statements of the EVN Group starting in the 2nd quarter 2004/05, achieved sales revenues amounting to EUR 210.2 m in the 1st half-year 2005/06. Despite the necessary restructuring measures and the ongoing depreciation of the customer base existing at the time of the initial consolidation, the contribution of the two subsidiaries to the operating result (EBIT) totalled EUR 19.1 m.

Investments

In addition to the acquisition of ESM, EVN's investment programme to upgrade electricity meters and network technologies, as a means of reducing the high levels of electricity losses, accounted for a large part of the remaining investments amounting to EUR 10.9 m in the 1st half-year 2005/06.

Environmental Services segment

Water, wastewater, waste incineration

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group. On the one hand, the water business is comprised of the regional supply of drinking water in Lower Austria (evn wasser). On the other hand, it consists of the international project business in the fields of drinking water and wastewater treatment in Central and Eastern Europe (WTE Group).

The waste incineration business primarily includes the thermal waste incineration plant in Dürnrohr, as well as international project business, in regards to the planning, financing, constructing and operation of waste incineration facilities.

Key figures Environmental Services segment[1]				
EUR m	2005/06	2004/05	Change	
	HY. 1	HY. 1	EUR m	%
External sales revenues	135.0	73.1	61.9	84.6
Intra-Group revenues	4.7	3.3	1.4	42.0
Operating expenses	–107.9	–50.2	–57.7	–
EBITDA	31.8	26.2	5.6	21.3
Depreciation	–9.8	–9.6	–0.2	–1.6
Operating result (EBIT)	22.0	16.6	5.4	32.7
EBIT margin (%)	15.8	21.7	–	–
Financial result	–5.3	–1.2	–4.1	–
Result before tax	16.7	15.4	1.3	8.4

1) The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparative purposes, the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

Project business proceeding on schedule

Construction of a thermal waste incineration installation for the city of Moscow, with an annual capacity of 360,000 tonnes, continues to proceed as planned. In 2004, EVN was contracted to build the facility within the framework of an international tender. Up until now, the volume of construction work performed by EVN has reached a level of EUR 71.0 m.

EVN is also building a drinking water facility in Moscow, which will commence operations on schedule at the end of 2006. As of the end of March 2006, EVN had completed plant components valued at EUR 161.0 m.

Sales revenues: +84.6%
EBIT: +32.7%

In the period under review, sales revenues of the Environmental Services segment rose by EUR 61.9 m, or 84,6%, to EUR 135.0 m. Despite the higher share of completed construction work on the large projects in Moscow as mentioned above, together with the higher level of depreciation on the capitalised profit contributions of the order backlog in the WTE Group, the operating result also rose significantly, climbing by 32.7%, or EUR 5.4 m, to EUR 22.0 m.

Investments

In the 1st half-year 2005/06, the EVN Group invested a total of EUR 3.7 m in its Environmental Services segment. Investments were primarily made in connection with the takeover of the water supply network in the municipality of Gerasdorf near Vienna, as well as the construction of a sewage network and wastewater purification facility for the Lower Austrian towns of Großmugl and Niederhollabrunn.

The international project business in the field of Environmental Services is primarily covered in the items, "Long-term receivables from leasing transactions" and "Non-invoiced customer orders". As a result, the incorporation of these companies in the consolidated financial statements of the EVN Group does not result in any major additions to fixed assets.

Other Business segment

The Other Business segment mainly includes Group services, strategic Group investments (Verbund AG, RAG Beteiligungs AG, Energie AG and Burgenland Holding AG), which have the biggest impact on the financial result of this segment, as well as the operations of those subsidiaries which are not considered core business of the EVN Group.

Segment reporting

EUR m	Energy		Environmental Services		Other Business		Consolidation		Group total	
	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1
External sales revenues	1,028.5	775.5	135.0	73.1	16.3	9.1	–	–	1,179.8	857.7
Intra-Group revenues	4.8	1.1	4.7	3.3	19.1	2.2	–28.6	–6.6	–	–
Operating expenses	–790.0	–554.6	–107.9	–50.2	–35.9	–12.6	27.9	5.7	–905.8	–611.7
EBITDA	243.3	222.0	31.8	26.2	–0.4	–1.3	–0.7	–0.9	274.0	246.0
Depreciation	–72.9	–71.1	–9.8	–9.6	–1.2	–1.2	0.7	0.9	–83.2	–81.0
Operating result (EBIT)	170.4	150.8	22.0	16.6	–1.6	–2.4	–	–	190.8	165.0
EBIT margin (%)	16.5	19.4	15.8	21.7	–4.6	–21.2	–	–	16.2	19.2
Financial result	–1.5	–7.0	–5.3	–1.2	92.5	43.2	–4.2	–4.1	81.4	30.8
Result before tax	168.9	143.8	16.7	15.4	90.8	40.8	–4.2	–4.1	272.2	195.8

Sales revenues/region HY. 1 2005/06



9.0%
17.8%
73.2%
Austria
South East Europe
Central and Eastern Europe

Segment reporting by region

EUR m	Austria		South East Europe		Central and Eastern Europe		Group total	
	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1	2005/06 HY. 1	2004/05 HY. 1
Sales revenues	863.0	712.3	210.2	98.3	106.6	47.0	1,179.8	857.7
Operating result (EBIT)	162.2	154.9	19.1	3.7	9.6	6.3	190.8	165.0

The EVN share

Generally speaking, the international stock markets tended to maintain their positive development during the period October 2005 to March 2006. The share indices, particularly in Europe, continued to post major gains. The basis for this upward trend was the ongoing optimism in regards to economic growth forecasts, as well as a continuation of favourable corporate results. For example, the German stock index DAX showed a rise of 18.4% during the period under review. In contrast, the restrictive interest rate policies did not change despite the newly-appointed top management at the U.S. Federal Reserve Bank. This was reflected in the lower increase of value achieved by the Dow Jones index, which only posted a rise of 5.1%.

Further gains for ATX

The ATX index of the Vienna Stock Exchange continued its good performance in the period between October 2005 and March 2006, showing a rise totalling 19.7%, in line with the gains achieved by other European stock exchanges. The Dow Jones Euro Stoxx Utilities, the sector index which is of importance to EVN, performed exceedingly well, registering growth of 19.3%.

Ongoing share price increase

Following its impressive performance during the previous financial year, in which it gained 80.7% in value, the EVN share went through a short consolidation phase at the beginning of the period under review, declining to a somewhat lower level. As of January 2006, the EVN share quickly recovered these losses by posting dynamic gains. On balance, the EVN share showed a gratifying increase of 11.7% in the 1st half-year 2005/06. On March 31, 2006, the EVN share closed at EUR 83.75, which represents a market capitalisation of EUR 3.4 billion.

Total trading also climbs

The turnover in EVN shares continued to increase during the 1st half-year 2005/06, with some 23,000 EVN shares traded on a daily basis. Total trading in EVN shares on the Vienna Stock Exchange amounted to a value of EUR 431 m in the period under review, an increase of 84% compared to the previous year. Turnover in EVN shares was equal to 0.85% of total Vienna Stock Exchange trading. At the closing date on March 31, 2006, the ATX weighting of the EVN share was 1.41%.

EVN continues to attract broad-based interest on the part of investors. Important arguments in favour of investing in EVN shares include the recent growth of the Group, generated by the acquisition in Macedonia, which proceeded only one and a half years on the heels of the company's penetration of the Bulgarian market, along with the ongoing successful development of Group investments and the high increase in value of EVN's shareholding in Verbundgesellschaft.

EVN share price – relative development



Base: October 1, 2004
220
200
180
160
140
120
100
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr
2005
2006
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Index weighting	
	March 31, 2006
ATX (Austrian Traded Index)	1.41%
ATX Prime	1.28%
WBI (Vienna Stock Exchange Index)	2.79%

Performance				
		2005/06	2004/05	2003/04
		HY. 1	HY. 1	HY. 1
Share price at the end of March	EUR	83.75	53.80	44.67
Highest price	EUR	86.00	57.40	47.00
Lowest price	EUR	65.20	40.90	36.10
Value of shares traded[1]	EUR m	431	234	71
Share of total turnover[1]	%	0.85	0.94	0.52
Market capitalisation at the end of March	EUR m	3,424	2,199	1,679

[1] Vienna Stock Exchange

Basic Information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	Aa3, under review (Moody's); A, stable (Standard & Poor's)

Investor Relations

In the period under review, EVN's investor relations activities were primarily characterised by participation in a series of domestic and international investment conferences and roadshows. As a result of the extensive interest in the company demonstrated by Austrian and foreign investors, the investor relations team of EVN set a new record in terms of its investor contacts.

Extensive roadshow activities

In addition to two corporate presentations in the USA and EVN's traditional stand at Vienna's GEWINN investment fair held at the beginning of the 2005/06 financial year, the highlights of investor relations during the 2nd quarter were EVN's participation in two international conferences for energy suppliers in Paris and London, as well as several investor events sponsored by Austrian banks. At the end of February and early March, the business results achieved by EVN in the 1st quarter 2005/06 were presented within the framework of roadshows jointly organised with an Austrian financial institution in Linz, Milan and Zurich.

We would like to extend a cordial invitation to you to visit our investor homepage. At **www.investor.evn.at,** you will find all relevant information, such as current reports, press releases, share price development, financial calendar, and much more. Furthermore, we also offer you numerous services tailored to the specific needs of investors. Comprehensive information about EVN's sustainability-oriented initiatives is provided at **www.responsibility.evn.at.**

Financial Calendar 2005/06[1)]

- Result Q. 1–3 2005/06 — August 29, 2006
- Annual results 2005/06 — December 12, 2006

1) Preliminary

EVN Platz
2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Klara Szekffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-mail investor.relations@evn.at

www.evn.at
www.investor.evn.at
www.responsibility.evn.at